Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

July 9, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Manion

Re: BNY Mellon Absolute Insight Funds, Inc. (File Nos.: 333-202460 and 811-23036)

Dear Mr. Manion:

On behalf of BNY Mellon Absolute Insight Multi-Strategy Fund and BNY Mellon Insight Broad Opportunities Fund (each a series of BNY Mellon Absolute Insight Funds, Inc. and together, the "Funds"), transmitted for filing as EDGAR correspondence are the Funds' responses to the comments of the accounting staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), you provided by telephone on May 15, 2019 to Aaron Quint of this office and me. The Staff's comments related to the audited financial statements of the Funds for the fiscal years which ended October 31, 2018.

Set forth below is a summary of the Staff's comments, and the Funds' responses thereto.

Discussion of Fund Performance

Comment 1: If a mutual fund's performance "was materially affected by derivatives," it is required to disclose the use of derivatives and the resulting impact on fund performance in the Management's Discussion of Fund Performance section of the annual report. See, Letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute on July 30, 2010 (at https://www.sec.gov/divisions/investment/guidance/ici073010.pdf). The Discussion of Fund Performance section in each Fund's annual report does not appear to communicate the impact of derivatives in sufficient detail. Please provide this disclosure in the future, as applicable.

Response 1: Fund management has confirmed that, on a going-forward basis, if the use of derivatives has a material impact on a Fund's performance, the Fund will communicate the use of derivatives and resulting impact on performance in the Discussion of Fund Performance section of the Fund's annual report.

Notes to the Financial Statements

Comment 2: Pursuant to Accounting Standards Codification 815-10-50-4K, a fund must disclose "the current status…of the payment/performance risk of [each] credit derivative." Each Fund's Statement of Swap Agreements does not disclose this information for credit default swaps held by the respective Fund. Please ensure that this information is disclosed.

Response 2: Fund management has confirmed that, on a going-forward basis, if a Fund is a seller of credit default swaps, the Fund will disclose "the current status…of the payment/performance risk of the credit derivative" in the Fund's Notes to the Financial Statements.

* * * * *

Should you have any questions or comments, please feel free to contact Robert Spiro at 212.969.3722 (rspiro@proskauer.com) or Aaron Quint at 212.969.3833 (aquint@proskauer.com).

Very truly yours,

/s/ Robert Spiro
Robert Spiro

cc: David Stephens